

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 30, 2008

Mr. J. David G. DeCampli
President
PPL Electric Utilities Corporation
Two North Ninth Street
Allentown, PA 18101-1179

> **RE:** **PPL Electric Utilities Corporation**
> **File No. 1-905**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 2, 2008**

Dear Mr. DeCampli:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief